Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

IFRS	Q2 2013	Q1 2013	For the six months ended April 2013	For the year ended October 2012
Return on Assets	0.92%	0.98%	0.95%	0.93%
Return on Equity	18.5%	19.6%	19.1%	19.3%
Dividend Payout Ratio	49%	44%	46%	46%
Equity to Asset Ratio	5.51%	5.54%	5.53%	5.39%

Results are from Unaudited Interim Condensed Consolidated Financial Statements.